CUSIP No. 439734104	SCHEDULE 13D	Page 1 of 32

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 15)

HOPFED BANCORP, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

439734104

(CUSIP Number)

Mr. Joseph Stilwell

111 Broadway, 12th Floor

New York, New York 10006

Telephone: (212) 269-1551

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 23, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 439734104	SCHEDULE 13D	Page 2 of 32

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Activist Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 627,128
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 627,128

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 627,128
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 9.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 439734104	SCHEDULE 13D	Page 3 of 32

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Activist Investments, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 627,128
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 627,128

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 627,128
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 9.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 439734104	SCHEDULE 13D	Page 4 of 32

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Associates, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 627,128
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 627,128

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 627,128
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 9.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 439734104	SCHEDULE 13D	Page 5 of 32

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Value LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 627,128
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 627,128

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 627,128
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 9.4%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 439734104	SCHEDULE 13D	Page 6 of 32

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Joseph Stilwell
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 627,128
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 627,128

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 627,128
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 9.4%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 439734104	SCHEDULE 13D	Page 7 of 32

Item 1. Security and Issuer

This is the fifteenth amendment (this “Fifteenth Amendment”) to the original Schedule 13D, which was filed on February 25, 2013 (the “Original Schedule 13D”), and amended on March 19, 2013 (the “First Amendment”), on May 28, 2013 (the “Second Amendment”), on June 4, 2013 (the “Third Amendment”), on June 10, 2013 (the “Fourth Amendment”), on September 25, 2013 (the “Fifth Amendment”) on December 6, 2013 (the “Sixth Amendment”), on July 2, 2015 (the “Seventh Amendment”), on May 26, 2016 (the “Eighth Amendment”), on November 21, 2016 (the “Ninth Amendment”), on January 27, 2017 (the “Tenth Amendment”), on February 6, 2017 (the “Eleventh Amendment”), on May 1, 2017 (the “Twelfth Amendment”), on May 5, 2017 (the “Thirteenth Amendment”), and on February 9, 2018 (the “Fourteenth Amendment”). This Fifteenth Amendment is being filed jointly by Stilwell Activist Fund, L.P., a Delaware limited partnership (“Stilwell Activist Fund”); Stilwell Activist Investments, L.P., a Delaware limited partnership (“Stilwell Activist Investments”); Stilwell Associates, L.P., a Delaware limited partnership (“Stilwell Associates”); Stilwell Value LLC, a Delaware limited liability company (“Stilwell Value LLC”) and the general partner of Stilwell Activist Fund, Stilwell Activist Investments and Stilwell Associates; and Joseph Stilwell, the managing member of and owner of Stilwell Value LLC. The filers of this statement are collectively referred to herein as the “Group.”

This statement relates to the common stock, par value $0.01 per share (“Common Stock”), of HopFed Bancorp, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 4155 Lafayette Road, Hopkinsville, Kentucky 42240. The Amended Joint Filing Agreement of the members of the Group is attached as Exhibit 9 to the Eighth Amendment.

Item 2. Identity and Background

(a)-(c) This statement is filed by Joseph Stilwell with respect to the shares of Common Stock beneficially owned by Joseph Stilwell, including shares of Common Stock held in the names of Stilwell Activist Fund, Stilwell Activist Investments and Stilwell Associates, in Joseph Stilwell’s capacities as the managing member and owner of Stilwell Value LLC, which is the general partner of Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Associates.

The business address of Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Associates, Stilwell Value LLC, and Joseph Stilwell is 111 Broadway, 12th Floor, New York, New York 10006.

The principal employment of Joseph Stilwell is investment management. Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Associates are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC serves as the general partner of Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Associates and related partnerships.

(d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws, except as indicated in Schedule A attached hereto.

(f) Joseph Stilwell is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

All purchases of shares of Common Stock made by the Group using funds borrowed from Fidelity Brokerage Services LLC or Morgan Stanley, if any, were made in margin transactions on their usual terms and conditions. All or part of the shares of Common Stock owned by members of the Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the Group. Such loans generally bear interest at a rate based on the broker’s call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

CUSIP No. 439734104	SCHEDULE 13D	Page 8 of 32

Item 4. Purpose of Transaction

We are filing this Fifteenth Amendment to announce our demand that the Issuer’s Board of Directors take action against the Issuer’s attorneys, Edward B. Crosland, Jr. of Jones Walker LLP and George M. “Greg” Carter of Carter & Carter Law Firm, for legal malpractice and seek damages in excess of $1 million to the Issuer. Our demand letter is attached as Exhibit 15 to this Fifteenth Amendment.

Our purpose in acquiring shares of Common Stock of the Issuer is to profit from the appreciation in the market price of the shares of Common Stock through asserting shareholder rights. We do not believe the value of the Issuer’s assets is adequately reflected in the current market price of the Issuer’s Common Stock.

At HFBC’s May 2013 annual meeting, we nominated a director for the Board of Directors and strongly opposed HFBC’s agreement to purchase Sumner Bank & Trust. Our nominee won by a two to one margin, and the proposed Sumner deal was subsequently terminated in August 2013.

On May 1, 2017, we sent a letter to stockholders (filed as Exhibit 13 to the Twelfth Amendment) detailing the personal property holdings of HFBC’s CEO, John Peck, as well as numerous other conflicts of interest uncovered in our review of publicly available documents. In response to our letter, HFBC announced the formation of a “Special Litigation Committee.”

On May 4, 2017, we filed a complaint in the Delaware Court of Chancery against HFBC, the current members of the Board of Directors and one former board member, asking the Court to declare that HFBC’s prejudicial bylaw was invalid and that the directors breached their fiduciary duties. On October 4, 2017, HFBC announced it had amended the bylaw thus mooting that case. Subsequently, we filed a motion to recover our attorneys’ fees and expenses, which Vice Chancellor J. Travis Laster granted in its entirety on February 7, 2018, awarding us $610,312. In his ruling on the motion, the Judge excoriated the conduct of HFBC’s board; the full court transcript is filed as Exhibit 14 to the Fourteenth Amendment.

We intend to nominate a candidate (and an alternate candidate) to run for election as a director on the Issuer’s board at its 2018 annual meeting.

Since 2000, members or affiliates of the Group have taken an ‘activist position’ in 64 other publicly-traded companies. Currently, members or affiliates of the Group file Schedule 13Ds to disclose greater than 5% positions only in SEC-reporting companies. For simplicity, these affiliates are referred to below as the “Group”, “we”, “us”, or “our.” In each instance, our purpose has been to profit from the appreciation in the market price of the shares we held by asserting shareholder rights. In addition, we believed that the values of the companies’ assets were not adequately reflected in the market prices of their shares. Our actions are described below. We have categorized the descriptions of our actions with regard to the issuers based upon certain outcomes (whether or not, directly or indirectly, such outcomes resulted from the actions of the Group). Within each category the descriptions are listed in chronological order based upon the respective filing dates of the originally-filed Schedule 13Ds, or, in limited instances, the acquisition date of our 5% position of a non-reporting company.

I. After we asserted shareholder rights, the following issuers were sold or merged:

Security of Pennsylvania Financial Corp. (“SPN”) - We filed our original Schedule 13D to report our position on May 1, 2000. We scheduled a meeting with senior management to discuss ways to maximize the value of SPN’s assets. On June 2, 2000, prior to the scheduled meeting, SPN and Northeast Pennsylvania Financial Corp. announced SPN’s acquisition.

Cameron Financial Corporation (“Cameron”) - We filed our original Schedule 13D to report our position on July 7, 2000. We exercised our shareholder rights by, among other things, requesting that Cameron management hire an investment banker, demanding Cameron’s list of shareholders, meeting with Cameron’s management, demanding that Cameron invite our representatives to join the board, writing to other shareholders to express our dismay with management’s inability to maximize shareholder value and publishing that letter in the local press. On October 6, 2000, Cameron announced its sale to Dickinson Financial Corp.

Community Financial Corp. (“CFIC”) - We filed our original Schedule 13D to report our position on January 4, 2001, following CFIC’s announcement of the sale of two of its four subsidiary banks and its intention to sell one or more of its remaining subsidiaries. We reported that we acquired CFIC stock for investment purposes. On January 25, 2001, CFIC announced the sale of one of its remaining subsidiaries. We then announced our intention to run an alternate slate of directors at the 2001 annual meeting if CFIC did not sell the remaining subsidiary by then. On March 27, 2001, we wrote to CFIC confirming that CFIC’s management had agreed to meet with one of our proposed nominees to the board. On March 30, 2001, before our meeting took place, CFIC announced its merger with First Financial Corporation.

CUSIP No. 439734104	SCHEDULE 13D	Page 9 of 32

Montgomery Financial Corporation (“Montgomery”) - We filed our original Schedule 13D to report our position on February 23, 2001. On April 20, 2001, we met with Montgomery’s management and suggested that they maximize shareholder value by selling the institution. We also informed management that we would run an alternate slate of directors at the 2001 annual meeting unless Montgomery was sold. Eleven days after we filed our Schedule 13D, however, Montgomery’s board amended its bylaws to limit the pool of potential nominees to local persons with a banking relation and to shorten the deadline to nominate an alternate slate. We located qualified nominees under the restrictive bylaw provisions and noticed our slate within the deadline. On June 5, 2001, Montgomery announced that it had hired an investment banker to explore a sale. On July 24, 2001, Montgomery announced its merger with Union Community Bancorp.

Community Bancshares, Inc. (“COMB”) - We filed our original Schedule 13D reporting our position on March 29, 2004. We disclosed that we intended to meet with COMB’s management and evaluate management’s progress in resolving its regulatory issues, lawsuits, problem loans, and non-performing assets, and that we would likely support management if it effectively addressed COMB’s challenges. On November 21, 2005, we amended our Schedule 13D and stated that although we believed that COMB’s management had made progress, COMB’s return on equity would likely remain below average for the foreseeable future, and it should therefore be sold. We also stated that if COMB did not announce a sale before our deadline to solicit proxies for the next annual meeting, we would solicit proxies to elect our own slate. On January 6, 2006, we disclosed the names of our three board nominees. On May 1, 2006, COMB announced its sale to The Banc Corporation.

FedFirst Financial Corporation (“FFCO”) - We filed our original Schedule 13D reporting our position on September 24, 2010. After several meetings with management, FFCO completed a meaningful number of share repurchases, and on April 14, 2014, FFCO announced its sale to CB Financial Services, Inc.

SP Bancorp, Inc. (“SPBC”) - We filed our original Schedule 13D reporting our position on February 28, 2011. On August 9, 2013, we met with management and the chairman to assess the best way to maximize shareholder value. SPBC completed a meaningful number of share repurchases, and on May 5, 2014, SPBC announced its sale to Green Bancorp Inc.

TF Financial Corporation (“THRD”) - We filed our original Schedule 13D reporting our position on November 29, 2012. We met with the CEO and the chairman, encouraging them to focus only on accretive acquisitions and to repurchase shares up to book value. They subsequently did both. On June 4, 2014, THRD announced its sale to National Penn Bancshares, Inc.

Jefferson Bancshares, Inc. (“JFBI”) - We filed our original Schedule 13D reporting our position on April 8, 2013. Our shareholder proposal requesting the board seek outside assistance to maximize shareholder value through actions such as a sale or merger was defeated at JFBI’s 2013 annual meeting. We met with management and the board of directors and told them that we would seek board representation at JFBI’s 2014 annual meeting if JFBI did not announce its sale. JFBI announced its sale on January 23, 2014.

Fairmount Bancorp, Inc. (“FMTB”) - We filed our original Schedule 13D reporting our position on September 21, 2012. On February 25, 2014, we reported our intention to seek board representation at FMTB’s 2015 annual meeting if FMTB did not announce its sale. However, due to the appointment of our representative to another board in the local area, we were unable to nominate our representative at the 2015 election of FMTB directors. We reiterated our intent to seek board representation at the earliest possible time if FMTB was not sold. FMTB’s sale was announced on April 16, 2015.

Harvard Illinois Bancorp, Inc. (“HARI”) - We filed our original Schedule 13D reporting our position on April 1, 2011. In 2012, we nominated a director for election at HARI’s 2012 annual meeting and communicated our belief that HARI should merge with a stronger community bank. Our nominee was not elected, so we nominated a director at HARI’s 2013 annual meeting and stated our position that HARI should be sold. We communicated to stockholders our intent to run a nominee every year until elected, and we nominated a director at HARI’s 2014 annual meeting. Our nominee was not elected, so in April 2015, we began soliciting stockholder votes for our nominee for HARI’s 2015 annual meeting. On May 21, 2015, HARI announced the sale of its subsidiary bank to State Bank in Wonder Lake, IL. We subsequently withdrew our solicitation of proxies for the election of our nominee at HARI’s 2015 annual meeting. The sale of HARI’s subsidiary bank was completed on August 1, 2016. On August 10, 2016, we entered into a settlement agreement with HARI whereby two legacy board members stepped down, and we agreed not to seek board representation through 2017. HARI is implementing a plan of voluntary dissolution.

CUSIP No. 439734104	SCHEDULE 13D	Page 10 of 32

Eureka Financial Corp. (“EKFC”) - We filed our original Schedule 13D reporting our position on March 28, 2011. We encouraged EKFC to pay special dividends to shareholders and repurchase shares. Management and the board did both, and on September 3, 2015, EKFC announced its sale to NexTier, Inc.

United-American Savings Bank (“UASB”) - We filed our original Schedule 13D with the Federal Deposit Insurance Corporation reporting our position on May 20, 2013. We believe management and the board acted in good faith to position UASB to maximize shareholder value. After we encouraged them to sell, UASB announced its sale to Emclaire Financial Corp on December 30, 2015.

Polonia Bancorp, Inc. (“PBCP”) - We filed our original Schedule 13D reporting our position on November 23, 2012. After several conversations with the Chairman and CEO, we publicly called for PBCP's sale. On June 2, 2016, PBCP's sale to Prudential Bancorp, Inc. was announced.

Georgetown Bancorp, Inc. (“GTWN”) - We filed our original Schedule 13D reporting our position on July 23, 2012. We encouraged GTWN to maximize shareholder value through share repurchases, and we supported management and the board’s consistent efforts to do so. On October 6, 2016, GTWN announced its sale to Salem Five Bancorp.

Anchor Bancorp (“ANCB”) - We filed our original Schedule 13D reporting our position on May 7, 2012. We previously urged ANCB to maximize shareholder value by increasing share repurchases or selling the bank. We called for ANCB’s sale to the highest bidder on July 7, 2016. On August 29, 2016, we agreed not to seek board representation at the 2016 annual meeting in consideration of ANCB appointing Gordon Stephenson as a director. We believe the board has acted in good faith to maximize shareholder value through ANCB’s announced sale to Washington Federal, Inc. on April 11, 2017.

Wolverine Bancorp, Inc. (“WBKC”) - We filed our original Schedule 13D reporting our position on February 7, 2011. We encouraged WBKC to maximize shareholder value through share repurchases and payments of special dividends, and we supported management and the board’s consistent efforts to do so. On June 14, 2017, WBKC’s sale to Horizon Bancorp was announced.

First Federal of Northern Michigan Bancorp, Inc. (“FFNM”) - We filed our original Schedule 13D reporting our position on March 10, 2016. We believed FFNM was positioned to repurchase shares, and we urged management and the board to do so.  FFNM deregistered its shares of common stock effective in 2016. On January 16, 2018, FFNM’s sale to Mackinac Financial Corporation was announced.

Jacksonville Bancorp, Inc. (“JXSB”) - We filed our original Schedule 13D reporting our position on July 5, 2011. We supported JXSB’s consistent efforts to maximize shareholder value through share repurchases and payments of special dividends. On January 18, 2018, JXSB’s sale to CNB Bank Shares, Inc. was announced.

II. After we seated directors on the boards of the following issuers, the issuers were sold or merged:

HCB Bancshares, Inc. (“HCBB”) - We filed our original Schedule 13D reporting our position on June 14, 2001. On September 4, 2001, we reported that we had entered into a standstill agreement with HCBB, under which HCBB agreed to: (a) add a director selected by us, (b) consider conducting a Dutch tender auction, (c) institute annual financial targets, and (d) retain an investment banker to explore alternatives if it did not achieve its financial targets. On October 22, 2001, our nominee, John G. Rich, Esq., was named to the board. On January 31, 2002, HCBB announced a modified Dutch tender auction to repurchase 20% of its shares. Although HCBB’s outstanding share count decreased by 33% between the filing of our original Schedule 13D and August 2003, HCBB did not achieve the financial target. On August 12, 2003, HCBB announced it had hired an investment banker to assist in exploring alternatives for maximizing shareholder value, including a sale. On January 14, 2004, HCBB announced its sale to Rock Bancshares Inc.

Oregon Trail Financial Corp. (“OTFC”) - We filed our original Schedule 13D reporting our position on December 15, 2000. In January 2001, we met with the management of OTFC to discuss our concerns that management was not maximizing shareholder value, and we proposed that OTFC voluntarily place our representative on the board. OTFC rejected our proposal, and we announced our intention to solicit proxies to elect a board nominee. We demanded OTFC’s shareholder list, but OTFC refused to give it to us. We sued OTFC in Baker County, Oregon, and the court ruled in our favor and sanctioned OTFC. We also sued two OTFC directors alleging that one had violated OTFC’s residency requirement and that the other had committed perjury. Both suits were dismissed pre-trial but we filed an appeal in one suit and were permitted to re-file the other suit in state court. On August 16, 2001, we started soliciting proxies to elect Kevin D. Padrick, Esq. to the board. We argued in our proxy materials that OTFC should have repurchased its shares at prices below book value. OTFC announced the hiring of an investment banker. Then, the day after the 9/11 attacks, OTFC sued us in Portland, Oregon and moved to invalidate our proxies; the court denied the motion and the election proceeded.

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On October 12, 2001, OTFC’s shareholders elected our candidate by a two-to-one margin. In the five months after the filing of our first proxy statement (i.e., from August 1 through December 31, 2001), OTFC repurchased approximately 15% of its shares. On March 12, 2002, we entered into a standstill agreement with OTFC. OTFC agreed to: (a) achieve annual targets for return on equity, (b) reduce its current capital ratio, (c) obtain advice from an investment banker regarding annual 10% stock repurchases, (d) re-elect our director to the board, (e) reimburse a portion of our expenses, and (f) withdraw its lawsuit. On February 24, 2003, OTFC and FirstBank NW Corp. announced their merger.

American Physicians Capital, Inc. (“ACAP”) - We filed our original Schedule 13D reporting our position on November 25, 2002. The Schedule 13D disclosed that on January 18, 2002, Michigan’s Insurance Department had approved our request to solicit proxies to elect two directors to ACAP’s board. On January 29, 2002, we noticed our intention to nominate two directors at the 2002 annual meeting. On February 20, 2002, we entered into a three-year standstill agreement with ACAP, providing for ACAP to add our nominee to its board. ACAP also agreed to consider using a portion of its excess capital to repurchase ACAP’s shares in each of the fiscal years 2002 and 2003 so that its outstanding share count would decrease by 15% for each of those years. In its 2002 fiscal year, ACAP repurchased 15% of its outstanding shares; these repurchases were highly accretive to per share book value. On November 6, 2003, ACAP announced a reserve charge and that it would explore options to maximize shareholder value. It also announced that it would exit the healthcare and workers’ compensation insurance businesses. ACAP then announced that it had retained Sandler O’Neill & Partners, L.P., to assist the board. On December 2, 2003, ACAP announced the early retirement of its president and CEO. On December 23, 2003, ACAP named R. Kevin Clinton its new president and CEO.

On June 24, 2004, ACAP announced that it had decided that the best means to maximize shareholder value would be to shed non-core businesses and focus on its core business line in its core markets. We increased our holdings in ACAP, and we announced that we intended to seek additional board representation. On November 10, 2004, ACAP invited Joseph Stilwell to sit on the board, and we entered into a new standstill agreement. This agreement was terminated in November 2007, with our representatives remaining on ACAP’s board. On May 8, 2008, our representatives were re-elected to three-year terms expiring in 2011. Upon the passage of federal healthcare legislation in 2010, ACAP became concerned about the fundamentals of its business and promptly acted to assess its strategic alternatives. On October 22, 2010, ACAP was acquired by The Doctors Company, and our shares were converted in a cash deal.

SCPIE Holdings Inc. (“SKP”) - We filed our original Schedule 13D reporting our position on January 19, 2006. We announced we would run our slate of directors at the 2006 annual meeting and demanded SKP’s shareholder list. SKP initially refused to timely produce the list, but did so after we sued it in Delaware Chancery Court. We engaged in a proxy contest at the 2006 annual meeting, but SKP’s directors were elected. Subsequently on December 14, 2006, SKP agreed to place Joseph Stilwell on its board. On October 16, 2007, Mr. Stilwell resigned from SKP’s board after it approved a sale of SKP that Mr. Stilwell believed was an inferior offer. We solicited shareholder proxies in opposition to the proposed sale; however, the sale was approved, and our shares were converted in a cash deal.

Colonial Financial Services, Inc. (“COBK”) - We filed our original Schedule 13D reporting our position on August 24, 2011. On December 18, 2013, we reached an agreement with COBK to have a director of our choice appointed to its board of directors. Our nominee, Corissa J. Briglia, joined COBK’s board of directors on March 25, 2014. On September 10, 2014, COBK announced its sale to Cape Bancorp, Inc., and the cash/stock deal was completed on April 1, 2015.

Naugatuck Valley Financial Corporation (“NVSL”) - We filed our original Schedule 13D reporting our position on July 11, 2011. On February 13, 2014, we reported our intention to seek board representation. On March 12, 2014, we reached an agreement with NVSL for our representative to join NVSL's board of directors and for NVSL not to seek approval for stock benefit plans. On June 4, 2015, NVSL announced its sale to Liberty Bank in Middletown, CT, and the cash deal was completed on January 15, 2016.

Fraternity Community Bancorp, Inc. (“FRTR”) - We filed our original Schedule 13D reporting our position on April 11, 2011. We reached an agreement with FRTR, and on November 18, 2014, our representative, Corissa J. Briglia, was appointed to the board of directors. On October 13, 2015, FRTR's sale was announced, and the cash deal was completed on May 13, 2016.

Delanco Bancorp, Inc. (“DLNO”) - We filed our original Schedule 13D reporting our position on October 28, 2013. We reached an agreement with DLNO, and in May 2017, our representative, Corissa J. Briglia, was appointed to the board of directors. On October 18, 2017, DLNO’s sale to First Bank was announced.

CUSIP No. 439734104	SCHEDULE 13D	Page 12 of 32

Sunshine Financial, Inc. (“SSNF”) - We filed our original Schedule 13D reporting our position on April 18, 2011. We reached an agreement with SSNF, and on February 5, 2016, our representative, Corissa J. Briglia, was appointed to the board of directors. On December 6, 2017, SSNF’s sale to The First Bancshares, Inc. was announced.

III. After we asserted shareholder rights, we believe the following issuers took steps to maximize shareholder value, and we subsequently exited our activist positions:

FPIC Insurance Group, Inc. (“FPIC”) - We filed our original Schedule 13D reporting our position on June 30, 2003. On August 12, 2003, Florida’s Insurance Department approved our request to hold more than 5% of FPIC’s shares, to solicit proxies to hold board seats, and to exercise shareholder rights. On November 10, 2003, FPIC invited our nominee, John G. Rich, Esq., to join the board, and we signed a confidentiality agreement. On June 7, 2004, we disclosed that because FPIC had taken steps to increase shareholder value, such as multiple share repurchases, and because its market price increased and reflected fair value in our estimation, we sold our shares in the open market, decreasing our holdings below 5%. Our nominee was invited to remain on the board.

Prudential Bancorp, Inc. of Pennsylvania (“PBIP”) - We filed our original Schedule 13D reporting our position on June 20, 2005. Most of PBIP’s shares were held by the Prudential Mutual Holding Company (the “MHC”), which was controlled by PBIP’s board. The MHC controlled most corporate decisions requiring a shareholder vote, such as the election of directors. However, regulations promulgated by the FDIC previously barred the MHC from voting on PBIP’s management stock benefit plans, and PBIP’s IPO prospectus indicated that the MHC would not vote on the plans. We announced in August 2005 that we would solicit proxies to oppose adoption of the plans as a referendum to place Joseph Stilwell on PBIP’s board. PBIP decided not to put the plans up for a vote at the 2006 annual meeting.

In December 2005, we solicited proxies to withhold votes on the election of directors as a referendum to place Mr. Stilwell on the board. At the 2006 annual meeting, 71% of PBIP’s voting public shares were withheld from voting on management’s nominees.

On April 6, 2006, PBIP announced that just after we had filed our Schedule 13D, it had secretly solicited a letter from an FDIC staffer (which it concealed from the public) that the MHC would be allowed to vote in favor of the management stock benefit plans. PBIP also announced a special meeting to vote on the plans. We alerted the Board of Governors of the Federal Reserve System (the “Fed”) about this announcement, and PBIP was directed to seek Fed approval before adopting the plans. On April 19, 2006, PBIP postponed the special meeting. The Fed subsequently followed the FDIC’s position in September 2006. In December 2006, we solicited proxies to withhold votes on the election of PBIP’s directors at the 2007 annual meeting. At the meeting, 75% of PBIP’s voting public shares were withheld. Also during the annual meeting, PBIP’s President and Chief Executive Officer was unable to state the meaning of per share return on equity despite Mr. Stilwell’s holding up a $10,000 check for the charity of the CEO’s choice if he could promptly answer the question. On March 7, 2007, we disclosed that we were publicizing the results of PBIP’s elections and its directors’ unwillingness to hold a democratic vote on the stock plans by placing billboard advertisements throughout Philadelphia.

In December 2007, we filed proxy materials for the solicitation of proxies to withhold votes on the election of PBIP’s directors at the 2008 annual meeting. At the 2008 annual meeting, an average of 77% of PBIP’s voting public shares withheld their votes. Excluding shares held in PBIP’s ESOP, an average of 88% of the voting public shares withheld their votes in this election.

On October 4, 2006, we sued PBIP, the MHC, and the directors of PBIP and the MHC in federal court in Philadelphia seeking an order to prevent the MHC from voting in favor of the management stock benefit plans. On August 15, 2007, the court dismissed some claims, but sustained our cause of action against the MHC as majority shareholder of PBIP for breach of fiduciary duties. Discovery proceeded and all the directors were deposed. Both sides moved for summary judgment, but the court ordered the case to trial, which was scheduled for June 2008. On May 22, 2008, we voluntarily discontinued the lawsuit after determining that it would be more effective and appropriate to pursue the directors on a personal basis in a derivative action. On June 11, 2008, we filed a notice to appeal certain portions of the lower court’s August 15, 2007, order dismissing portions of the lawsuit.

CUSIP No. 439734104	SCHEDULE 13D	Page 13 of 32

We entered into a settlement agreement and an expense agreement with PBIP in November 2008 under which we agreed to support PBIP’s management stock benefit plans, drop our litigation and withdraw our shareholder demand, and generally support management; and in exchange, PBIP agreed, subject to certain conditions, to repurchase up to three million of its shares (including shares previously purchased), reimburse a portion of our expenses, and either adopt a second step conversion or add our nominee who meets certain qualification requirements to its board if the repurchases were not completed by a specified time.

On March 5, 2010, we reported that our ownership in PBIP had dropped below 5% as a result of open market sales and sales of common stock to PBIP.

Roma Financial Corp. (“ROMA”) - We filed our original Schedule 13D reporting our position on July 27, 2006. Prior to its acquisition by Investors Bancorp, Inc., in December 2013, nearly 70% of ROMA’s shares were held by a mutual holding company controlled by ROMA’s board. In April 2007, we engaged in a proxy solicitation at ROMA’s first annual meeting, urging shareholders to withhold their vote from management’s slate. ROMA did not put their stock benefit plans up for a vote at that meeting. We then met with ROMA management. In the four months after ROMA became eligible to repurchase its shares, it announced and substantially completed repurchases of 15% of its publicly held shares, which were accretive to shareholder value. In our judgment, management came to understand the importance of proper capital allocation. Based on ROMA management’s prompt implementation of shareholder-friendly capital allocation plans, we supported management’s adoption of stock benefit plans at the 2008 shareholder meeting. In our estimation, ROMA’s market price increased and reflected fair value, and we sold our shares in the open market.

First Savings Financial Group, Inc. (“FSFG”) - We filed our original Schedule 13D reporting our position on December 29, 2008. We met with management, after which FSFG announced a stock repurchase plan and began repurchasing its shares. In December 2009, we reported that our beneficial ownership in the outstanding FSFG common stock had fallen below 5%.

Alliance Bancorp, Inc. of Pennsylvania (“ALLB”) - We filed our original Schedule 13D reporting our position on March 12, 2009. When we announced our reporting position, a majority of ALLB’s shares were held by a mutual holding company controlled by ALLB’s board. However, on August 11, 2010, ALLB announced its intention to undertake a second step offering, selling all shares to the public. The plan of conversion and reorganization was approved by depositors at a special meeting held December 29, 2010. We strongly supported ALLB’s action. Following completion of the conversion of Alliance Bank from the mutual holding company structure to the stock holding company structure, we increased our stake with the belief that shareholders and ALLB would do well if management focused on profitability. We believe management and the board acted in good faith and took steps to increase shareholder value, such as multiple share repurchases. In our estimation, ALLB’s market price increased and reflected fair value; on November 21, 2013, we disclosed that we sold shares in the open market, decreasing our holdings below 5%.

Standard Financial Corp. (“STND”) - We filed our original Schedule 13D reporting our position on October 18, 2010. We believe management and the board acted in good faith and took steps to increase shareholder value, such as multiple share repurchases. In our estimation, STND’s market price increased and reflected fair value; on March 19, 2013, we disclosed that we sold our shares in the open market, decreasing our holdings below 5%.

Home Federal Bancorp, Inc. of Louisiana (“HFBL”) - We filed our original Schedule 13D reporting our position on January 3, 2011. We believe management and the board acted in good faith and took steps to increase shareholder value, such as multiple share repurchases. In our estimation, HFBL’s market price increased and reflected fair value; on February 7, 2013, we disclosed that we sold shares in the open market, decreasing our holdings below 5%.

ASB Bancorp, Inc. (“ASBB”) - We filed our original Schedule 13D reporting our position on October 24, 2011. On August 23, 2013, we met with management to assess the best way to maximize shareholder value. We believe management and the board acted in good faith by cleaning up non-performing assets and repurchasing shares, and ASBB’s market price increased to reflect fair value. On July 18, 2014, we disclosed that we sold our shares to ASBB.

United Insurance Holdings Corp. (“UIHC”) - We filed our original Schedule 13D reporting our position on September 29, 2011. On December 17, 2012, we disclosed that we sold shares in the open market, decreasing our holdings below 5%.

United Community Bancorp (“UCBA”) - We filed our original Schedule 13D reporting our position on January 22, 2013. We believe management and the board acted in good faith and took steps to increase shareholder value, such as multiple share repurchases. In our estimation, UCBA’s market price increased to reflect fair value; on November 9, 2015, we disclosed that we sold shares to UCBA, decreasing our holdings below 5%.

CUSIP No. 439734104	SCHEDULE 13D	Page 14 of 32

West End Indiana Bancshares, Inc. (“WEIN”) - We filed our original Schedule 13D reporting our position on January 19, 2012. We believe management and the board acted in good faith and took steps to increase shareholder value, such as multiple share repurchases. In our estimation, WEIN’s market price increased to reflect fair value; on November 12, 2015, we disclosed that we sold our shares in the open market.

First Financial Northwest, Inc. (“FFNW”) – We filed our original Schedule 13D reporting our position on September 12, 2011. At the Company’s 2012 annual meeting, we solicited an overwhelming majority of shareholder votes for our nominee based on our position that Victor Karpiak (then Chairman and CEO) should be removed from the Company and board. After the Company pushed to have our votes invalidated, we sued to enforce our rights. In 2013, we settled with the Company. Our nominee, Kevin Padrick, was seated on the board, and Mr. Karpiak resigned as Chairman. The board later replaced Mr. Karpiak as CEO. We filed two additional lawsuits arising from the invalidation of our votes at the 2012 election, both of which we settled.

Since 2013, we believed management and the board acted in good faith by cleaning up non-performing assets and reaching a moderate level of profitability, and they maximized shareholder value by repurchasing in excess of 40% of FFNW’s shares. In our estimation, FFNW’s market price increased to reflect fair value; on October 11, 2016, we disclosed that we sold our shares in the open market. Kevin Padrick continued to serve on the board.

Alamogordo Financial Corp. (“ALMG”) - We filed our original Schedule 13D reporting our position on May 11, 2015. We urged management and the board to provide meaningful returns to shareholders either through a second-step conversion or by effectuating a shareholder-friendly capital allocation program. On March 7, 2016, ALMG announced and later completed a second-step conversion which we believe maximized shareholder value. On October 14, 2016, we disclosed that we sold shares of the converted Company, Bancorp 34, Inc., in the open market, decreasing our holdings below 5%.

William Penn Bancorp, Inc. (“WMPN”) - We filed our original Schedule 13D reporting our position on May 23, 2008. A majority of WMPN’s shares are held by a mutual holding company controlled by WMPN’s board. We met with management and the board to explain our views on proper capital allocation and following the financial crisis, we continued to urge WMPN to take the steps necessary to maximize shareholder value. On December 3, 2014, WMPN announced and subsequently completed its plan to repurchase 10% of its shares outstanding and further completed several additional share repurchases. We believe management and the board acted in good faith to maximize shareholder value through shareholder-friendly capital allocation; on April 11, 2016, we disclosed that we sold shares in the open market, decreasing our holdings below 5%.

Malvern Bancorp, Inc. (“MLVF”) - We filed our original Schedule 13D reporting our position on May 30, 2008. When we announced our reporting position, a majority of MLVF’s shares were held by a mutual holding company controlled by MLVF’s board. On October 26, 2010, we demanded that MLVF pursue a derivative action against its directors for breach of their fiduciary duties. MLVF failed to pursue the action and, on June 3, 2011, we sued MLVF’s directors in Chester County, Pennsylvania, demanding that the court, among other things, order the directors to properly consider pursuing a second step conversion. On November 9, 2011, Judge Howard F. Riley Jr. overruled the director defendants’ preliminary objections to the derivative lawsuit.

On January 17, 2012, MLVF announced its intention to undertake a second step conversion and we withdrew the lawsuit. The conversion and stock offering were completed on October 11, 2012, and our shares were converted into shares of Malvern Bancorp, Inc. On September 5, 2013, we notified MLVF of our intention to nominate John P. O’Grady for election as a director at its 2014 annual meeting, but we later reached an agreement with MLVF for Mr. O’Grady to join its board of directors and executed a standstill agreement. Subsequently, MLVF’s long-standing CEO resigned, its chairman of the board stepped down and several directors resigned from the board of directors. On November 25, 2014, we terminated our standstill agreement with MLVF, including the agreement’s performance targets. John P. O’Grady continued to serve as an independent director on the board but no longer as our nominee.

After meeting with the new CEO and the new chairman of the board, we believed that management and the board of directors were focused on maximizing shareholder value and were successful in doing so. On December 7, 2016, we disclosed that we sold shares in the open market, decreasing our holdings below 5%.

FSB Community Bankshares, Inc. (“FSBC”) - We filed our original Schedule 13D reporting our position on October 26, 2015. We urged management and the board to provide meaningful returns to shareholders either through a second-step conversion or by effectuating a shareholder-friendly capital allocation program. On March 3, 2016, FSBC announced and later completed a second-step conversion which we believe maximized shareholder value. On December 9, 2016, we disclosed that we sold shares of the converted Company, FSB Bancorp, Inc., in the open market, decreasing our holdings below 5%.

CUSIP No. 439734104	SCHEDULE 13D	Page 15 of 32

Pinnacle Bancshares, Inc. (“PCLB”) - We filed our original Schedule 13D reporting our position on September 23, 2014. On November 14, 2014, PCLB announced the continuation of its share repurchase plan and announced a new repurchase plan on May 25, 2016. We believe management and the board acted in good faith to maximize shareholder value through multiple share repurchases. On December 13, 2016, we disclosed that we sold our shares in the open market.

Sugar Creek Financial Corp. (“SUGR”) - We filed our original Schedule 13D reporting our position on April 21, 2014. We believe management and the board acted in good faith to maximize shareholder value through share repurchases. In our estimation, SUGR’s market price increased to reflect fair value; on July 28, 2017, we disclosed that we sold our shares in the open market.

Provident Financial Holdings, Inc. (“PROV”) - We filed our original Schedule 13D reporting our position on October 7, 2011. We supported PROV’s consistent efforts to maximize shareholder value through a meaningful number of share repurchases. In our estimation, PROV’s market price increased and reflected fair value; on September 25, 2017, we disclosed that we sold shares in the open market, decreasing our holdings below 5%.

IV. After successfully seeking board representation, we seated a director who currently serves on the board of the following issuers:

Kingsway Financial Services Inc. (“KFS”) - We filed our original Schedule 13D reporting our position on November 7, 2008. We requested a meeting with its CEO and chairman to discuss ways to maximize shareholder value and minimize both operational and balance sheet risks, but the CEO was unresponsive. We then requisitioned a special shareholder meeting to remove the CEO and chairman from the KFS board and replace them with our two nominees. On January 7, 2009, we entered into a settlement agreement with KFS whereby, among other things, the CEO resigned from the KFS board and KFS expanded its board from nine to ten seats and appointed our nominees to fill the two vacant seats. By April 23, 2009, the board was reconstituted with just three of the original ten legacy directors remaining. Also, Joseph Stilwell was appointed to fill the vacancy created by the resignation of one of our nominees, Larry G. Swets, Jr., and our other nominee was elected chairman of the board. In addition, the CEO and CFO were fired for incompetence and insubordination.

By November 3, 2009, all of the legacy directors had resigned from the board. On May 27, 2010, Mr. Stilwell and the Group’s other representative were re-elected to the board. On June 1, 2010, Mr. Swets was appointed CEO. During the time the Group has had board representation, KFS has sold non-core assets, repurchased public debt at a discount to face value, sold a credit-sensitive asset, disposed of its subsidiary Lincoln General, substantially reduced its expenses, and reduced other balance sheet and operations risks.

Poage Bankshares, Inc. (“PBSK”) - We filed our original Schedule 13D reporting our position on September 23, 2011. We believed PBSK’s board was not focused on maximizing shareholder value and nominated a director for election at PBSK's 2014 annual meeting. Our nominee was not elected, so we nominated a director at PBSK’s 2015 annual meeting. On July 21, 2015, our nominee, Stephen S. Burchett, was elected as a director with a mandate to maximize shareholder value. Subsequently, the CEO left the company. We believe PBSK has failed to gain operational traction, and that PBSK should be sold.

MB Bancorp, Inc. (“MBCQ”) - We filed our original Schedule 13D reporting our position on January 9, 2015. We urged management and the board to repurchase shares and on March 30, 2016, MBCQ announced and subsequently completed its plan to repurchase an initial 10% of its shares outstanding. We urged management and the board to complete the existing 5% share repurchase plan and put MBCQ up for sale when permitted in January 2018. On February 20, 2018, we reached an agreement with MBCQ, and our representative, Corissa J. Briglia, is appointed to the board of directors (effective March 27, 2018).

V. We hope to work with management and the boards of the following issuers:

Sound Financial, Inc. (“SFBC”) – We filed our original Schedule 13D reporting our position on November 21, 2011. We urged management and the board to pursue a second step conversion. On August 22, 2012, Sound Financial Bancorp, Inc. (“SFBC”) announced completion of its second step conversion and our shares of SNFL were converted into shares of SFBC. We support SFBC’s consistent efforts to maximize shareholder value.

CUSIP No. 439734104	SCHEDULE 13D	Page 16 of 32

IF Bancorp, Inc. (“IROQ”) - We filed our original Schedule 13D reporting our position on March 5, 2012. We believe IROQ is positioned to consistently repurchase its shares, and we have urged management and the board to do so. We believe IROQ must increase its rate of share repurchases while the shares remain below book value.

Hamilton Bancorp, Inc. (“HBK”) - We filed our original Schedule 13D reporting our position on October 22, 2012. We believe HBK's acquisition of FMTB and FRTR is in the best interest of shareholders.

Carroll Bancorp, Inc. (“CROL”) - We filed our original Schedule 13D reporting our position on March 17, 2014. We are evaluating management and the board’s actions regarding maximizing shareholder value. CROL deregistered its shares of common stock effective in 2017.

Central Federal Bancshares, Inc. (“CFDB”) - We filed our original Schedule 13D reporting our position on January 25, 2016. We will urge management and the board to repurchase shares as soon as CFDB is permitted.

First Advantage Bancorp (“FABK”) - We filed our original Schedule 13D reporting our position on March 20, 2017. We believe management and the board will act in good faith to maximize shareholder value over the long term. FABK deregistered its shares of common stock effective in 2013.

CIB Marine Bancshares, Inc. (“CIBH”) – We believe management and the board are acting in good faith to maximize shareholder value. CIBH deregistered its shares of common stock effective in 2012.

West Town Bancorp, Inc. (“WTWB”) – We believe management and the board are acting in good faith to maximize shareholder value. WTWB deregistered its shares of common stock effective in 2003.

Alcentra Capital Corp (“ABDC”) - We filed our original Schedule 13D reporting our position on December 28, 2017.  We encourage ABDC to repurchase shares and hope to work with its current board and management.

VI. We intend to gain board representation and work to maximize shareholder value at the following issuers:

Wayne Savings Bancshares, Inc. (“WAYN”) - We filed our original Schedule 13D reporting our position on October 8, 2010. In 2014, we supported H. Stewart Fitz Gibbon III's appointment as CEO and as a director on the board. We believed management and the board were acting in good faith to position WAYN to maximize shareholder value. When the board announced Mr. Fitz Gibbon's unexplained resignation on December 20, 2016, we nominated a director for election at WAYN's 2017 annual meeting. We lost by a narrow margin.

On December 26, 2017, we announced our nominee and alternate nominee for WAYN's 2018 election of directors. We believe there have been multiple suitors interested in acquiring WAYN, and that the board has a duty to evaluate strategic alternatives to maximize shareholder value.

Wheeler Real Estate Investment Trust, Inc. (“WHLR”) - We filed our original Schedule 13D reporting our position on July 3, 2017. On December 4, 2017, we announced our nominees and alternate nominee for WHLR’s 2018 election of directors. On January 17, 2018, we called for Jon Wheeler’s removal from WHLR, and he was fired by the board on January 29, 2018.

VII. We believe the following issuer should be sold:

Ben Franklin Financial, Inc. (“BFFI”) - We filed our original Schedule 13D reporting our position on February 9, 2015. We urged management and the board to repurchase shares as soon as BFFI was permitted. We now believe BFFI should be sold.

CUSIP No. 439734104	SCHEDULE 13D	Page 17 of 32

VIII. We believe the following issuers should complete a second-step conversion or be sold:

NorthEast Community Bancorp, Inc. (“NECB”) - We filed our original Schedule 13D reporting our position on November 5, 2007. A majority of NECB’s shares are held by a mutual holding company controlled by NECB’s board. We opposed the grant of an equity incentive plan for the NECB board, and to this day, the board and management have not received such a plan. In July of 2010, we delivered a written demand to NECB demanding to inspect its shareholder list, but NECB refused to supply us with the list. We sued NECB in federal court in New York seeking an order compelling compliance. In August of 2010, NECB produced the list of shareholders to us. In the fall of 2011, we sent a letter to NECB’s board of directors demanding that NECB expand the board with disinterested directors to consider a second step conversion. In October of 2011, we filed a lawsuit in New York state court against NECB, the mutual holding company, and their boards of directors, personally and derivatively, for breach of fiduciary duty arising out of failure to fairly consider a second step conversion and alleging conflict of interest. During the course of a protracted litigation, we deposed every named director including a former director. Although the New York trial court judge agreed with us in partially granting our motion for summary judgment and finding that upon trial the defendants would bear the burden of the entire fairness standard, the First Department reversed on other grounds; the New York Court of Appeals declined to hear our appeal. NECB deregistered its shares of common stock effective in 2016.

Seneca-Cayuga Bancorp, Inc. (“SCAY”) - We filed our original Schedule 13D reporting our position on September 15, 2014. SCAY deregistered its shares of common stock effective in 2009. We believed SCAY was positioned to provide meaningful returns to its shareholders either through a second-step conversion or by effectuating a shareholder-friendly capital allocation program. We encouraged management and the board to choose the path that would maximize shareholder value, but they chose neither path. On January 29, 2018, we served a letter to the board demanding that SCAY undertake a second-step conversion.

Members of the Group may seek to make additional purchases or sales of shares of Common Stock. Except as described in this filing, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

The percentages used in this filing are calculated based on the number of outstanding shares of Common Stock, 6,637,771, reported as of December 31, 2017, in Exhibit 99.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on January 26, 2018. The purchases and sales of Common Stock reported in this item, if any, were made in open-market transactions.

(A)	Stilwell Activist Fund

(a)	Aggregate number of shares beneficially owned: 627,128

Percentage: 9.4%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 627,128

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 627,128

(c)	Stilwell Activist Fund has not purchased or sold shares of Common Stock in the past 60 days.

(d) Because he is the managing member and owner of Stilwell Value LLC, which is the general partner of Stilwell Activist Fund, Joseph Stilwell has the power to direct the affairs of Stilwell Activist Fund, including the voting and disposition of shares of Common Stock held in the name of Stilwell Activist Fund. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Activist Fund with regard to those shares of Common Stock.

(B)	Stilwell Activist Investments

(a)	Aggregate number of shares beneficially owned: 627,128

Percentage: 9.4%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 627,128

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 627,128

(c)	Stilwell Activist Investments has not purchased or sold shares of Common Stock in the past 60 days.

CUSIP No. 439734104	SCHEDULE 13D	Page 18 of 32

(d)   Because he is the managing member and owner of Stilwell Value LLC, which is the general partner of Stilwell Activist Investments, Joseph Stilwell has the power to direct the affairs of Stilwell Activist Investments, including the voting and disposition of shares of Common Stock held in the name of Stilwell Activist Investments. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Activist Investments with regard to those shares of Common Stock.

(C)	Stilwell Associates

(a)	Aggregate number of shares beneficially owned: 627,128

Percentage: 9.4%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 627,128

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 627,128

(c)	Stilwell Associates has not purchased or sold shares of Common Stock in the past 60 days.

(d)  Because he is the managing member and owner of Stilwell Value LLC, which is the general partner of Stilwell Associates, Joseph Stilwell has the power to direct the affairs of Stilwell Associates, including the voting and disposition of shares of Common Stock held in the name of Stilwell Associates. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Associates with regard to those shares of Common Stock.

(D)	Stilwell Value LLC

(a)	Aggregate number of shares beneficially owned: 627,128

Percentage: 9.4%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 627,128

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 627,128

(c)	Stilwell Value LLC has made no purchases of shares of Common Stock.

(d)  Because he is the managing member and owner of Stilwell Value LLC, Joseph Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of Stilwell Activist Fund, Stilwell Activist Investments and Stilwell Associates. Therefore, Stilwell Value LLC may be deemed to share with Joseph Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell Activist Fund, Stilwell Activist Investments and Stilwell Associates.

(E)	Joseph Stilwell

(a)	Aggregate number of shares beneficially owned: 627,128

Percentage: 9.4%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 627,128

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 627,128

(c)	Joseph Stilwell has made no purchases of shares of Common Stock.

CUSIP No. 439734104	SCHEDULE 13D	Page 19 of 32

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Other than the Amended Joint Filing Agreement filed as Exhibit 9 to the Eighth Amendment, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC, in its capacity as general partner of Stilwell Activist Fund, Stilwell Activist Investments and Stilwell Associates, and Joseph Stilwell, in his capacity as the managing member and owner of Stilwell Value LLC, are entitled to an allocation of a portion of profits.

See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement, dated February 25, 2013, filed with the Original Schedule 13D
2	Nominee Agreement dated March 18, 2013, with nominee Robert Bolton, filed with the First Amendment
3	Nominee Agreement dated March 18, 2013, with alternate nominee, filed with the First Amendment
4	Stock Option Agreement dated March 18, 2013, with nominee Robert Bolton, filed with the First Amendment
5	Amended Joint Filing Agreement, dated June 4, 2013, filed with the Third Amendment
6	Letter to Named Directors of HopFed Bancorp, Inc., dated June 5, 2013, filed with the Fourth Amendment
7	Amended Joint Filing Agreement, dated July 2, 2014, filed with the Seventh Amendment
8	Letter to the Shareholders of HopFed Bancorp, Inc., dated May 26, 2016, filed with the Eighth Amendment
9	Amended Joint Filing Agreement, dated May 26, 2016, filed with the Eighth Amendment
10	Letter to the Chief Executive Officer of HopFed Bancorp, Inc., dated November 21, 2016, filed with the Ninth Amendment
11	Letter to Named Directors of HopFed Bancorp, Inc., dated January 27, 2017, filed with the Tenth Amendment
12	Letter to the Chief Executive Officer of HopFed Bancorp, Inc., dated February 6, 2017, filed with the Eleventh Amendment
13	Letter to the Stockholders of HopFed Bancorp, Inc., dated May 1, 2017, filed with the Twelfth Amendment
14	Court transcript of the Rulings of the Delaware Court of Chancery from Oral Argument on Plaintiffs’ Motion for Attorneys’ Fees and Expenses, dated February 7, 2018
15	Letter to the Chairman of the Board of Directors of HopFed Bancorp, Inc., dated February 23, 2018

CUSIP No. 439734104	SCHEDULE 13D	Page 20 of 32

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 26, 2018

STILWELL ACTIVIST FUND, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Megan Parisi
	By:	Megan Parisi
Member

STILWELL ACTIVIST INVESTMENTS, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Megan Parisi
	By:	Megan Parisi
Member

STILWELL ASSOCIATES, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Megan Parisi
	By:	Megan Parisi
Member

STILWELL VALUE LLC

/s/ Megan Parisi
By:	Megan Parisi
Member

JOSEPH STILWELL

/s/ Joseph Stilwell*
Joseph Stilwell

*/s/ Megan Parisi
Megan Parisi
Attorney-In-Fact

CUSIP No. 439734104	SCHEDULE 13D	Page 21 of 32

Exhibit 15

The Stilwell Group

111 Broadway • 12TH Floor

New York, NY 10006

(212) 269-2005

February 23, 2018

Harry Joseph Dempsey, M.D.
Chairman of the Board of Directors
HopFed Bancorp Inc.

Dear Dr. Dempsey:

Based on our extensive review of the record developed in recent months, we have concluded that HopFed Bancorp, Inc. (“HopFed” or the “Company”) has meritorious and valuable claims to recover substantial damages from the law firms Jones Walker LLP and Carter & Carter LLP. The damages arise from the apparent legal malpractice by attorneys at those firms, namely Edward B. Crosland, Jr. at Jones Walker LLP and George M. (“Greg”) Carter at Carter & Carter. The Company also has claims against CEO John Peck for breaches of the duty of loyalty and the duty to act in good faith in his dealings with these two firms. The basis for our opinion that the Company has viable causes of action for legal malpractice and breach of fiduciary duty is set forth below. We demand that the Company promptly assert these claims.

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Background

In May 2013, Robert Bolton was elected to the Board with an overwhelming vote by HopFed stockholders. Mr. Bolton was the first truly independent director to serve on the Board in years. By “independent,” we mean independent of HopFed’s CEO John Peck. The Stilwell Group* nominated Mr. Bolton and the stockholders put him on the Board, in contrast to the other directors, all of whom continue to serve, in our opinion, based on their willingness to support Mr. Peck, regardless of the Bank’s inferior performance under his leadership. Mr. Bolton’s election set in motion a series of costly legal maneuvers, putatively in the name of HopFed, but in reality for the benefit of John Peck. A review of the record confirms that Messrs. Crosland and Carter, while professing to act as legal advisors to HopFed, in fact represented the interests of John Peck. Their conduct demonstrates that their highest priority was advancing Mr. Peck’s personal goal in preserving the perks and power of his executive office. Their services were paid for by HopFed (hence, by its stockholders). Mr. Peck was the principal beneficiary of their legal advice.

Mr. Crosland has served as lead corporate and SEC counsel for HopFed for many years, from at least the date of its IPO in 1999. By 2013, he no doubt had a keen interest to preserve a lucrative corporate engagement for him and for his law firm, one that would surely be terminated upon any change in senior management. He was thus ready to do John Peck’s bidding at the expense of HopFed and its stockholders.

Mr. Carter has represented John Peck personally on multiple occasions over the past two decades. Before Mr. Bolton’s election, Mr. Carter had also represented HopFed’s subsidiary, Heritage Savings Bank, in a variety of matters. Upon the election of Mr. Bolton, HopFed also hired Mr. Carter and he became a fixture at each Board and Committee meeting. His attendance, and his advice, were consistently for the benefit of John Peck, his longstanding client. Mr. Carter’s lack of independence was not properly disclosed to the Board, thereby facilitating his work for Mr. Peck.

* The term “The Stilwell Group” herein refers to certain of the funds managed by Stilwell Value LLC that own shares of HopFed common stock.

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Below are of the acts of legal malpractice perpetrated by Messrs. Crosland and Carter that we believe are actionable.

The Director Disqualification Bylaw

First, as The Stilwell Group’s Verified Complaint in Delaware Chancery Court makes clear, the Board of HopFed adopted a bylaw concerning director qualifications (the “Director Disqualification Bylaw”) in January 2015 for the principal purpose of blocking The Stilwell Group from ever nominating another candidate. The Director Disqualification Bylaw was poorly worded, poorly conceived, and contrary to Delaware law. Among other things, it would permit a convicted murderer or rapist to serve as a director, but disqualify a highly qualified and independent candidate if he or she were nominated by The Stilwell Group. For no apparent reason, the Bylaw disenfranchised all stockholders who lack expertise in banking matters from the director nomination process. In Court, HopFed’s attorneys were incapable of explaining the corporate purpose for its limitations on the nominating process. The reason for their difficulty was simple. THERE WAS NO CORPORATE PURPOSE. The nonsensical distinctions on who could serve and who was disqualified were indefensible.

Addressing the merits of the Director Disqualification Bylaw, Vice Chancellor Laster described the Bylaw as a “truly flabbergasting amendment to the company’s bylaws that had the effect of disenfranchising entire classes of stockholders from nominating or supporting otherwise qualified candidates.” (Feb. 7, 2018 Hearing Tr. at 5:14-5:18).

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The attorneys in question provided legal advice to a corporation based in Kentucky and for this reason, we believe, their conduct must be evaluated under Kentucky law. In order to allege a legal malpractice claim in Kentucky, a plaintiff must prove: (1) there was an employment relationship with the attorney, (2) the attorney neglected his or her duty to exercise the ordinary care of a reasonably competent attorney acting in the same or similar circumstances, and (3) the attorney’s negligence was the proximate cause of the damages to the client. Osborne v. Keeney, 399 S.W.3d 1, 9-10 (Ky. 2012). To prove that the attorney caused the plaintiff’s harm, the plaintiff must show that he or she “would have fared better in the underlying claim; that is, but for the attorney’s negligence, the plaintiff would have been more likely successful.” Id. at 10. Thus, for an attorney to be found liable for legal malpractice, the attorney must have violated the standard of care (to exercise the ordinary care of a reasonably competent attorney acting in the same or similar circumstances) and that violation must be the proximate cause of injury to the client. Id. at 12.

Kentucky’s “competence rule” also governs the legal advice provided by Messrs. Crosland and Carter. Under Kentucky Supreme Court Rule (“S.C.R.”) 3.130(1.1): “A lawyer shall provide competent representation to a client. Competent representation requires the legal knowledge, skill, thoroughness and preparation reasonably necessary for the representation.” The validity of the Director Disqualification Bylaw, however, must be determined under Delaware law. The Company is organized under Delaware law, and its internal affairs must be governed by the laws of that state. See Novadx Ventures Corp. v. Gress Engineering, P.C., No. 12-78-GFVT, 2013 WL 794375, at *3 (E.D. Ky. Mar. 4, 2013) (noting Kentucky’s choice of law rules follow the Restatement (Second) Conflict of Laws and that it considers the “place of incorporation” of a business to be a significant factor); see also Atherton v. F.D.I.C., 519 U.S. 213, 224 (1997) (“States normally look to the State of a business’ incorporation for the law that provides the relevant corporate governance general standard of care. Restatement (Second) Conflict of Law § 309 (1971).”). Neither Mr. Crosland nor Mr. Carter is admitted to practice in Delaware. Both men, however, gave advice on Delaware corporate matters—advice that was deeply flawed. The comments to S.C.R. 3.130(1.1), the “competency rule,” are instructive. Comment (5) states:

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Competent handling of a particular matter includes inquiry into and analysis of the factual and legal elements of the problem, and use of methods and procedures meeting the standards of competent practitioners. It also includes adequate preparation. The required attention and preparation are determined in part by what is at stake; major litigation and complex transactions ordinarily require more extensive treatment than matters of lesser complexity and consequence.

In light of the Court’s remarks, it seems clear that neither Mr. Crosland nor Mr. Carter complied with this standard in assessing whether the Director Disqualification Bylaw was proper. The Bylaw appears to have been generated by cutting and pasting from outmoded bylaws used by other companies in the past, without any analysis of its legality under Delaware law. Indeed, the slightest inquiry would have demonstrated that the proposed Bylaw was improper.

The errors committed by these professionals confirm that their representation of the Company also involved serious conflicts. Under S.C.R. 3.130(1.7), a lawyer may not undertake a representation if the matter “involves a concurrent conflict of interest.” The accompanying commentary explains that “[l]oyalty and independent judgment are essential elements in the lawyer’s relation to a client.” This is especially so in the corporate context where individual officers may have personal goals that are contrary to the Company’s interests. Here, a Bylaw that blocked The Stilwell Group was beneficial to Mr. Peck, a longstanding Carter client and a de facto Crosland client.

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The process by which the Board adopted the deficient Bylaw is telling. The Board received no legal memoranda, or even a presentation of counsel, to explain either the changes or how the Director Disqualification Bylaw would work. With Mr. Carter’s guidance, the Board did not even receive a redline of the new bylaws compared to the old bylaws, so the directors were uninformed about the nature of the proposed changes. There was no need for haste, since the proposed Bylaw would not be effective for another six weeks. Mr. Carter nonetheless allowed the Board to act in a single meeting without any meaningful input or deliberation. The fact that counsel kept the Board in the dark can only be explained by their indifference to whether the Bylaw was flawed. Without proper legal advice, the Board approved the Bylaw, with Robert Bolton abstaining.

The fact that the Board, by its own admission, did not understand the language of the Bylaw demonstrates how poorly Messrs. Crosland and Carter did their jobs. Vice Chancellor Laster pointed out, “It’s nice now to be able to say, ‘Well, the directors didn’t see it was a big change because they didn’t really understand it in the first place.’ But that actually isn’t a good fact.” (Feb. 7, 2018 Hearing Tr. at 16:17-16:20). It was specifically the duty of Messrs. Crosland and Carter to explain the legal ramifications of enforcing an illegal bylaw, and at the very least, to ensure the Board understood the Bylaw at issue before voting on it.

The further impact of the Director Disqualification Bylaw was confirmed a few months later. In April 2015, Mr. Carter advised the HopFed Nominating Committee to conduct an “investigation” into Mr. Bolton’s qualifications to serve on the Board under the Bylaw. (Apr. 15, 2015 Nominating Committee Minutes). Vice Chancellor Laster observed, “Hopefully people actually read some case law about whether you could kick a sitting director off a board through a qualification bylaw.” (Feb. 7, 2018 Hearing Tr. at 14:1-14:4). Apparently, no such case law was read by Messrs. Crosland and Carter, although it was their responsibility to do so.

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It is fundamental to Delaware corporate law, and the corporate laws of the other 49 states, that a duly elected director cannot be unseated by his fellow directors through the adoption of a corporate bylaw that purports to disqualify a targeted board member. See Klaassen v. Allegro Dev. Corp., 2013 WL 5739680, at *23 (Del. Ch. Oct. 11, 2013). Yet it appears Mr. Carter ignored these basic corporate principles in rendering his legal advice. Mr. Carter was surely acting for his long standing client, John Peck, hoping to intimidate Mr. Bolton into leaving the Board.

In July 2016, The Stilwell Group served the Company with a request to examine books and records under Section 220 of the Delaware General Corporation Law. The demand letter expressed the view that the Director Disqualification Bylaw was unlawful. Messrs. Crosland and Carter thus had ample warning that the Bylaw was deficient. Nonetheless, they renewed their legal advice that the Director Disqualification Bylaw was valid. In May 2017, The Stilwell Group filed suit in Delaware Chancery Court to challenge the Bylaw. Once more, Messrs. Crosland and Carter had notice regarding the deficient nature of the Bylaw. Once more, they advised the HopFed Board to devote corporate resources to defending the Bylaw. After being chastised by Vice Chancellor Laster at a hearing in August 2017, the Board reversed course and gutted much of the Director Disqualification Bylaw. Significantly, it did so only after it had retained counsel not beholden to John Peck.

The conflicted and deficient legal advice may have cost the Company millions. Not only has the Company paid counsel substantial fees for their legal work, but it has since spent over $1 million to defend this conduct in Court. It has also been forced to reimburse The Stilwell Group for its fees and expenses in excess of $600,000. The costs incurred in correcting these errors, including the cost of hiring a new legal team to amend the Bylaw is likely substantial.

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Advice on Other Corporate Transactions

The deficient legal advice that the Board received is not limited to the Director Disqualification Bylaw. Messrs. Crosland and Carter also advised the Board on two other questionable transactions that have cost the stockholders significant sums.

As Messrs. Crosland and Carter were assisting Mr. Peck with the Director Disqualification Bylaw, they were also guiding him and HopFed on the establishment of an Employee Stock Ownership Plan (“ESOP”). Once again, the evidence demonstrates that their primary purpose was to support Mr. Peck, this time through the placement of a large block of shares in friendly hands, including those of Mr. Peck. The ESOP itself was harmful to the employees of Heritage Savings Bank, as it replaced a diversified pension benefit with one limited to a single security, shares of HopFed. No thoughtful or independent Board would have approved such a plan. After the Board approved the ESOP in concept, no further Board deliberations occurred concerning the many significant terms of the plan. Messrs. Crosland and Carter instead authorized an arrangement in which Mr. Peck represented both HopFed and the ESOP in structuring the number of shares in the ESOP and other terms, a process that permitted Mr. Peck to load the plan with far more shares than needed. This front–loading enhanced Mr. Peck’s voting power, while causing substantial loss to HopFed stockholders. For example, even though the ESOP has not paid for more than 80% of its shares, it receives dividends on its full allotment. The Board was also never fully advised regarding the significant personal benefit that Mr. Peck would receive as an ESOP participant, or the enhanced voting power that would accrue to him.

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The large dividend that Heritage Savings Bank issued in 2015 was supposed to be used to fund the ESOP, but it was used for different purpose—to help Mr. Peck via a greenmail deal with a hostile stockholder. This transaction was also marred by conflicted legal advice. Mr. Crosland played a key role in advising Mr. Peck on purchasing shares from an institutional firm supportive of The Stilwell Group. Among other things, Mr. Crosland provided a “standstill agreement” to accompany the purchase. The standstill prohibited the institutional firm from purchasing HopFed shares over the next three years. This clause was, on its face, contrary to the interests of HopFed and its stockholders. Its sole purpose was apparently to disguise the fact that HopFed was likely overpaying, as it purchased the shares at a premium to market. Mr. Bolton even questioned the propriety of this arrangement. Messrs. Carter and Crosland, however, failed to advise the Board about the true purpose of the standstill, falsely suggesting that it would be beneficial to the Company. In fact, its main goal was to help Mr. Peck. While HopFed had purchased 298,999 shares in the open market in 2014 at an average price below $11.71, it paid $13.50 per share in February 2015 to the institutional investor.

The Delaware Court described the purchase as “troubling.” (Feb. 7, 2018 Hearing Tr. at 6:1). The Court observed, “Perhaps that was legitimate. Perhaps it wasn’t. It is at least facially potentially entrenching. It is facially consistent with greenmail.” (Feb. 7, 2018 Hearing Tr. at 5:20-5:23). The fact that this “greenmail” transaction was approved on the same day that the Board adopted the defective Bylaw is telling. We submit that, once again, the Board received conflicted and deficient legal advice, designed to advance Mr. Peck’s interest at the expense of the stockholders. The cost to HopFed of this poor advice is at least seven figures, according to our estimates.

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The events described above are perhaps the clearest examples of the deficient and conflicted legal work by Messrs. Crosland and Carter. Vice Chancellor Laster’s remarks indicate a broad pattern of deficient advice to the Board. The Court stated: “But someone has to be the adult in the room. Under Delaware law, the people who are supposed to be adults are the fiduciaries for the company . . . the fiduciaries for the company are its board of directors.” (Feb. 7, 2018 Hearing Tr. at 5:3-5:7).

Lawyers are likewise fiduciaries for their clients. According to the Restatement of the Law Governing Lawyers (“Restatement”) §16(3), lawyers must “comply with obligations concerning the client’s confidences and property, avoid impermissible conflicting interests, deal honestly with the client, and not employ advantages arising from the client-lawyer relationship in a manner adverse to the client.” Lawyers must also “act with reasonable competence and diligence” which both Messrs. Crosland and Carter failed to do. Restatement §16(2).

The Chancery Court observed “the record reflects that what ensued was a rather childish series of actions by the board” – a board that followed the advice of both Messrs. Crosland and Carter. (Feb. 7, 2018 Hearing Tr. at 4:9-4:11). And instead of “being adults and taking a principled position,” the Board, in the words of the Court, “got down in the dirt and made mud pies.” (Feb. 7, 2018 Hearing Tr. at 5:10-5:12).

We are therefore confident that a review of the attorneys’ billing records and other work will reveal multiple instances of malpractice.

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Damages

According to Kentucky Revised Statutes Annotated § 411.165(1), “[i]f any attorney employed to attend to professional business neglects to attend to the business, after being paid anything for his services, or attends to the business negligently, he shall be liable to the client for all damages and costs sustained by reason thereof.” However, a plaintiff “may seek punitive damages from the attorney for the attorney’s own conduct” if the plaintiff can “show that the attorney was grossly negligent in handling the case and acted with oppression, fraud, or malice.” Osborne, 399 S.W.3d at 23 (emphasis in original). Thus, a plaintiff in Kentucky may recover more than merely the compensatory damages resulting from a lawyer’s malpractice and pursue punitive damages against the lawyer himself. Id. at 23 (following jury trial, the district court entered judgment of over $5 million against the attorney).

We estimate that the fees charged by these firms, the fees charged to correct their work, and those incurred in a misguided effort to defend it and other costs to the Company, exceed $2 million dollars. The losses to HopFed are far greater and are best determined by further investigation.

We are prepared to assist HopFed in pursuing a recovery on these claims. We are confident that we can locate competent counsel who will accept the case on a customary contingency arrangement. We demand that the Board take action to recover the sums that have been taken from the Company.

Sincerely yours,

/s/ Megan C. Parisi
Megan C. Parisi

cc:	Michael Woolfolk

Steve Hunt

Ted Kinsey

Thomas Miller

Richard Perkins

Clay Smith

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SCHEDULE A

On March 16, 2015, Stilwell Value LLC (“Value”) and Joseph Stilwell consented to the entry of an administrative SEC order (the “Order”) that, among other things, alleged civil violations of the Investment Advisers Act of 1940 and certain rules promulgated thereunder for failing to adequately disclose conflicts of interest presented by certain inter-fund loans. No investor suffered monetary loss from the alleged conduct. The Order: (1) required Value and Joseph Stilwell to cease and desist from committing future violations; (2) suspended Joseph Stilwell from association with any broker, dealer, investment adviser, or certain other regulated organizations for a period of twelve months from entry and imposed upon him a $100,000 civil penalty; (3) censured Value and imposed upon it the obligations to repay $239,157 in fees and to pay a $250,000 civil penalty; and (4) required Value to retain an independent monitor for a period of three years from entry to review and assess the adequacy of certain of its policies, procedures, controls, and disclosures. All penalty and repayment obligations set forth in the Order have been fully discharged.